Exhibit 2.1

ASSET TRANSFER CONTRACT

between

EXTERRAN VENEZUELA, C.A.

and

PDVSA GAS, S.A.

AUGUST 7, 2012

ASSET TRANSFER CONTRACT

This Asset Transfer Contract (the “Contract”), is entered into on August 7, 2012, between EXTERRAN VENEZUELA, C.A., incorporated, organized and existing under the laws of the Republic, domiciled in Maturín, State of Monagas, originally registered with the First Commercial Registry of the Judicial Circuit of the Federal District and State of Miranda under No. 40, Volume 21-A-Pro., dated July 17, 1990 and later registered with the Commercial Registry of the Judicial Circuit of the State of Monagas, under No. 56, Volume A-1, on October 19, 1999, represented in this act by Donald C. Wayne, of legal age, United States citizen, domiciled in the city of Houston, Texas, United States of America, and holder of passport No.               , acting in his capacity as Third Vice-President, duly authorized pursuant to Resolutions of the Board of Directors dated July 23, 2012, a copy of which is attached hereto (the “Transferor”); and PDVSA GAS, S.A., an affiliate of Petróleos de Venezuela, S.A., incorporated and domiciled in Caracas, duly registered with the Commercial Registry of the Judicial Circuit of the Federal District and State of Miranda, on June 26, 1972, under No. 60, Volume 74-A, its Articles of Incorporation and Bylaws having been amended several times, the last amendments being those evidenced in (a) document registered with the Fourth Commercial Registry of the Judicial Circuit of the Federal District and State of Miranda, on August 21, 2001, under No. 18, Volume 64-A-Cto., and (b) document registered with such Fourth Commercial Registry of the Judicial Circuit of the Federal District and State of Miranda, on December 1, 2006 and registered under No. 59, Volume 133-A-Cto. and registered with the Tax Information Registry under No. J-00076727-0, represented in this act by Orlando Chacín Castellano, Venezuelan citizen, of legal age, domiciled in the city of Caracas, and holder of the identity card No.            , duly authorized pursuant to Resolutions of the Board of Directors dated July 20, 2012 (the “Transferee” and together with the Transferor, the “Parties”).

WHEREAS, the Organic Law that Reserves to the State the Goods and Services Related to Primary Hydrocarbon Activities (the “Organic Law”) published in the Official Gazette of the Republic No. 39,173 dated May 7, 2009, reserved to the Venezuelan State the assets and services related to the performance of primary activities contemplated in the Organic Law of Hydrocarbons;

WHEREAS, Universal Compression International Holdings, S.L.U. (“Universal”), owner of one hundred percent (100%) of the shares of the Transferor, has commenced an arbitration proceeding before the International Center for Settlement of Investment Disputes (“ICSID”) with respect to the nationalization of the assets owned by the Transferor affected by the Organic Law, registered as ICSID case No. ARB/10/09 on April 12, 2010 (the “Arbitration”);

WHEREAS, on this date, Universal, the Transferor and the Republic entered into an agreement whereby, subject to its terms and conditions, said parties agreed to suspend the Arbitration and execute mutual waiver of claims as set forth therein; and

WHEREAS, the Transferor and the Transferee have agreed to the terms and conditions set forth in this Contract for the payment of the Compensation to the Transferor and the transfer to the Transferee of all of the assets of the Transferor affected by the Organic Law.

Based on the foregoing and intending to be legally bound by this Contract, the Parties agree as follows:

CLAUSE 1

DEFINITIONS

For purposes of this Contract, the following terms, when capitalized, shall have the following meanings, which shall be equally applicable to both the singular and plural form of said terms:

Affiliate: means a person directly or indirectly controlled by another person, a person that directly or indirectly controls another person, or two or more persons directly or indirectly subject to the common control of another person.

Agreement: means the agreement of settlement of claims entered into on the same date of this Contract by and between the Transferor, Universal and the Republic.

Arbitration: has the meaning set forth in the second whereas clause of this Contract.

Bank Account: means the account number 649035425, belonging to the Transferor, of bank JPMorgan Chase Bank, N.A., located in Dallas, Texas, USA, ABA 021000021, Swift CHASUS33, or any other account that the Transferor notifies in writing to the Transferee (pursuant to Clause 6.2 of this Contract) at least fifteen (15) business days prior to the date on which the relevant Quarterly Installment must be paid.

Business of the Transferor: means the provision of services of compression and transportation of natural gas, electricity generation and other services related to the oil industry, that constitute the main activity of the Transferor in the Republic.

Closing: means the occurrence of the events and transactions set forth in Clause 2.3, as confirmed in writing by the Parties in the form attached as Schedule I hereto.

Closing Date: means the date on which Closing occurs.

Compensation: has the meaning set forth in Clause 2.2 of this Contract.

Contract: has the meaning set forth in the heading of this Contract.

Contracting Parties: means jointly PPSA and the Mixed Companies, companies to whom the Transferor, Exterran or Servi-Compresores, C.A. rendered services in accordance with the Services Contracts.

Day(s): means calendar day(s).

Event of Default: has the meaning set forth in Clause 2.5(d) of this Contract.

Extended Closing Period: has the meaning set forth in Clause 2.4 of this Contract.

Exterran: means Exterran Energy Solutions, L.P.

ICSID: has the meaning set forth in the second whereas clause of this Contract.

Indemnified Party: has the meaning set forth in Clause 5.1 of this Contract.

Indemnifying Party: has the meaning set forth in Clause 5.1 of this Contract.

Initial Installment: has the meaning set forth in Clause 2.2 of this Contract.

Invoices for Services: means the invoices for services identified in Schedule VI of this Contract, issued by the Transferor and Exterran to the Transferee, PPSA and the Mixed Companies, as applicable.

Mixed Companies: means jointly Baripetrol, S.A., Petrocumarebo, S.A., Petrocuragua, S.A., Petrodelta, S.A., Petroguarico, S.A., Petrokariña, S.A., Petrolera Kaki, S.A., Petronado, S.A., Petroregional del Lago, S.A., Petroritupano, S.A., Petrosucre, S.A., Petroven-Bras, S.A., Petrowayú, S.A., Petrowarao, S.A. and Quiriquire Gas, S.A.

New Closing Date: has the meaning set forth in Clause 2.4 of this Contract.

Next Installment: has the meaning set forth in Clause 2.5(d) of this Contract.

Omitted Payment: has the meaning set forth in Clause 2.5(d) of this Contract.

Organic Law: has the meaning set forth in the first whereas clause of this Contract.

Parties: has the meaning set forth in the heading of this Contract.

PPSA: means PDVSA Petróleo, S.A.

Quarterly Installment: has the meaning set forth in Clause 2.2 of this Contract.

Related Parties of the Republic: means the bodies, dependencies, companies, entities, subdivisions, decentralized entities and autonomous entities of the Republic (including the Contracting Parties, the Transferee and its Affiliates, successors and assignees), and their respective shareholders, officers, directors, employees, agents and representatives, as well as the officers, employees, agents and representatives of the Republic.

Related Parties of the Transferor: means the direct and indirect shareholders of the Transferor and its Affiliates, successors and assignees, and their respective shareholders, officers, directors, employees, agents and representatives, as well as the Affiliates, shareholders, officers, directors, employees, agents and representatives of the Transferor.

Republic: means the Bolivarian Republic of Venezuela.

Scheduled Closing Date: means August 7, 2012 or any other date which is mutually agreed by the Parties for the Closing, which shall take place between the execution date of this Contract and the fifth business day following the execution date of this Contract, or any other date as may be rescheduled pursuant to Clause 2.4 of this Contract.

Services Contracts: means those certain contracts by means of which the Transferor, Exterran, or Servi-Compresores, C.A. before June 4, 2009, provided gas compression services and other oil-related services to the Transferee and/or to the Contracting Parties, a list of which is attached as Annex B to the several letters included under Schedule VII hereto (except for those contracts in which Servi-Compresores is a party, which are not identified in such letters).

Transferee: has the meaning set forth in the heading of this Contract.

Transferor: has the meaning set forth in the heading of this Contract.

Transferred Assets: means all the tangible and intangible assets (whichever they may be) owned by the Transferor relating to the Business of the Transferor; including, without limitation, the assets included in the list attached as Schedule II to this Contract and all the other equipment, machinery, vehicles, spare parts, instruments and other movable assets used in the operation of the Business of the Transferor, all the permits, rights and approvals relating to the Business of the Transferor to the extent that the Transferor can legally assign or transfer them to the Transferee, all the intellectual property rights that the Transferor has used in the operation of the Business of the Transferor, if any, to the extent that they can be legally assigned or transferred to the Transferee (whether the Transferor is the holder of the corresponding registries or otherwise has the right to exercise such intellectual property rights), all the software owned by the Transferor used in the Business of the Transferor, if any, and all the licenses for the use of the software used in the Business of the Transferor, if any, to the extent that they can be legally assigned or transferred to the Transferee, all the accounts, credit registrations and other books and registries of the Transferor relating to the Business of the Transferor, and all the other rights or interest of any nature relating to the Business of the Transferor, with the exception of (i) the rights of the Transferor under this Contract and the Agreement, (ii) any claims (whether known or unknown, asserted or unasserted), including any claims made in the Arbitration, which the Transferor and/or any Related Party of the Transferor may have against the Republic or any Related Party of the Republic relating to the Business of the Transferor, the Transferred Assets, their nationalization, the Services Contracts, or any other related matters (all of which claims shall be subject to the provisions of Clause 2.5 hereof), and (iii) Servi-Compresores, C.A., a wholly-owned subsidiary of the Transferor, and all the assets owned by Servi-Compresores, C.A.

Universal: has the meaning set forth in the second whereas clause of this Contract.

Unpaid Balance of the Compensation: means an amount in dollars of the United States of America equal to the Compensation amount minus the aggregate amount of all payments received by the Transferor in the Bank Account pursuant to the terms of this Contract.

WilPro Arbitration: means the ICSID Case No. ARB/11/10 filed on April 20, 2011 which is currently suspended pursuant to an agreement entered into by the parties on March 21, 2012.

CLAUSE 2

TRANSFER OF ASSETS

Clause 2.1             Transfer of Assets.

(a) Pursuant to the terms and conditions of this Contract, on the Closing Date, and simultaneously against receipt of the Initial Installment as provided below, the Transferor shall assign and transfer the ownership of the Transferred Assets to the Transferee, and the Transferee shall receive the ownership of such assets.

(b) For the avoidance of doubt, the Transferee (i) shall not assume and shall not be responsible for any obligations or liabilities resulting from or in connection with the Transferred Assets or the Business of the Transferor that may have originated prior to May 7, 2009, and (ii) at the moment of Closing, shall assume and shall be responsible for any liabilities or obligations resulting from or in connection with the Transferred Assets or the Business of the Transferor that may have originated on or after May 7, 2009, except for any obligations or liabilities resulting from or in connection with the Transferred Assets or the Business of the Transferor that may have been created by the Transferor (as holder of title to the Transferred Assets) in favor of any party other than the Republic or any Related Party of the Republic.

Clause 2.2             Compensation.

The total compensation for the transfer of the Transferred Assets, the waivers of claims of the Transferor pursuant to Clauses 2.5 and 2.6 of this Contract, of its direct and indirect shareholders pursuant to Clause 2.3 of the Agreement and the letters attached as Schedules IV and VII hereto, and all the other obligations of the Transferor under this Contract, shall be payable in (i) an initial installment of one hundred seventy six million six hundred eighty two thousand dollars of the United States of America (US$ 176,682,000), equivalent, at the official exchange rate of 4.3 Bs./US$ and only for reference purposes in accordance with the provisions of Article 130 of the Law of the Central Bank of Venezuela, to seven hundred fifty nine million seven hundred thirty two thousand six hundred Bolivars (Bs. 759,732,600) (the “Initial Installment”), payable on or before the Scheduled Closing Date in accordance with the terms and conditions hereof; and (ii) sixteen (16) subsequent quarterly installments of sixteen million five hundred sixty three thousand nine hundred thirty seven dollars of the United States of America with fifty cents (US$ 16,563,937.50), equivalent, at the official exchange rate of 4.3 Bs./US$ and only for reference purposes in accordance with the provisions of Article 130 of the Law of the Central Bank of Venezuela, to seventy one million two hundred twenty four thousand nine hundred thirty one Bolivars with twenty five cents (Bs. 71,224,931.25), each subject to an annual charge of five percent (5%) for time of possession until payment, payable in the amounts, time and manner set forth in Schedule III to this Contract and, in case of payment default, also subject to an additional annual default charge of two hundred basis points (200 b.p.) on the base amount of such quarterly installment set forth in Schedule III, from the corresponding due date and until the payment is received in the Bank Account (each of such installments and all annual charges applicable thereto, a “Quarterly Installment” and collectively, the “Quarterly Installments” and the Quarterly Installments together with the Initial Installment, the “Compensation”). All amounts payable under this Contract, including, without limitation, any amounts payable under this Clause 2 and under Clause 5 of this Contract, shall be paid exclusively in dollars of the United States of America by electronic wire transfer of immediately available funds to the Bank Account, without any offset or deduction for taxes, rights, liens or any other charges, free of any liens, attachments or encumbrances of any kind. The Transferor acknowledges in its own name and on behalf of all the Related Parties of the Transferor that (i) the receipt in the Bank Account of any payment by the Transferee or any Related Party of the Republic of any installments of the Compensation shall be deemed to be a payment to the Transferor (and/or to the Related Party of the Transferor that shall receive any payment for Invoices for Services or for any other cause) and shall constitute a full and complete discharge of the Transferee’s obligation to make such payment, and (ii) the Transferee shall neither be obliged nor have any responsibility whatsoever to verify or ensure that the Transferor or any Related Party of the Transferor receives any portion that the Transferor or such Related Party of the Transferor is entitled to receive, of any payment made in the Bank Account by the Transferee or any Related Party of the Republic. For the avoidance of doubt, the Parties acknowledge and agree that (A) all funds received in the Bank Account in respect of installments of the Compensation paid by the Transferee or any Related Party of the Republic shall be (as between the Transferee, on the one hand, and the Transferor and the Related Parties of the Transferor, on the other) the property of the Transferor and the Related Parties of the Transferor immediately upon receipt of such funds in the Bank Account, and that therefore the Transferee shall have no ownership or other interests in such funds; (B) a portion of the Initial Installment equivalent to the aggregate amounts of the Invoices for Services shall be assigned to the payment of all such amounts, as a result of which the Invoices for Services shall be completely paid immediately upon receipt of the Initial Installment in the Bank Account; and (C) the Transferor, as from the moment of receipt of the Initial Installment in the Bank Account on or before the Scheduled Closing Date or the expiration of the Extended Closing Period, (1) waives, irrevocably and without the need for any further act or instrument, each and every one of the claims of any nature that it has or may have against the Republic or any Related Party of the Republic related to the Invoices for Services, and (2) assigns and transfers to Transferee, irrevocably and without the need for any further act or instrument, and Transferee acquires from Transferor under such terms, all the collection rights of (and any other rights related or derived from) the Invoices for Services.

Clause 2.3             Closing Ceremony.

(a)           On or before the Scheduled Closing Date, the Transferor and the Transferee shall carry out a closing ceremony to consummate the transfer of title to the Transferred Assets and the other transactions described below:

(i)            Simultaneously against receipt of the Initial Installment:

(A)          The Transferor shall assign and transfer to the Transferee the title to the Transferred Assets (the possession of which the Transferor has transferred to the Transferee on May 7, 2009 pursuant to the Organic Law), free from any liens or limitation of ownership created by or through the Transferor, together with all of the instruments and documents necessary to consummate or to evidence the consummation of the transfer of ownership, as well as the registration in the name of the Transferee, if applicable, of each and every one of said Transferred Assets; and shall deliver to the Transferee the irrevocable special powers of attorney that are required to execute any document or carry out any additional procedures that may be required in connection with the transfer of title to the Transferred Assets, and registration of them in the name of the Transferee, if applicable, including signing any document or carrying out any procedure required by governmental authorities or creditors which do not require the expenditure of any sums of money other than those corresponding to customary fees, charges or expenses, in the understanding that any expenditure of any sums of money other than customary fees, charges or expenses shall be the responsibility of the Transferee;

(B) The Transferor shall deliver to the Transferee (1) the waiver letters duly signed by or on behalf of Exterran, Exterran Holdings, Inc., Exterran General Holdings LLC, Universal Compression International, Inc., Enterra Compression Investment Company, Exterran Holding Company NL B.V. and Servi-Compresores, C.A., a form of which is attached as Schedule IV hereto; (2) the guarantee issued by the parent company Exterran Holdings, Inc., in accordance with the form attached as Schedule V hereto; (3) the letters to the Transferee and the Contracting Parties in accordance with the forms attached as Schedule VII hereto, duly signed by or on behalf of the Transferor, Exterran or Servi-Compresores, C.A., as applicable; and (4) the request of suspension of the Arbitration in accordance with the form attached as Schedule A to the Agreement, duly signed by Universal, for its signature by the Republic and delivery to ICSID; and

(ii)           The Transferee:

(A) shall pay or shall cause to pay the Initial Installment in the Bank Account; and

(B) shall become obligated to pay or to cause to pay each of the Quarterly Installments in the Bank Account on or before the dates set forth in Schedule III of this Contract (in the understanding that this obligation shall survive the Closing);

all of the above in this Clause 2.3(a) in the understanding that, notwithstanding any provision to the contrary, if all or any portion of the amounts payable pursuant to the terms of this Contract are attached by a judicial order or decision issued outside the Republic as a result of any claim against the Transferor (or an assignee or successor thereof) by any creditor of the Transferor that is not the Republic or a Related Party of the Republic, (1) while the attachment is in force and so long as the Transferee is complying with the judicial order or decision that implemented the attachment, the Transferee shall be excused from paying to the Transferor an amount equal to the attached amount and the Transferor (or any assignee or successor thereof) shall have no right whatsoever to require from the Transferee the payment of such amount, and (2) if the court that ordered the attachment (or any other court that resolves the claim pursuant to which the attachment was issued) ordered the Transferee (or any depository of the attached amount) to pay or to deliver the attached amount (or any fraction thereof) to a person and/or in a manner, currency and/or place different from those contemplated in this Contract and such order was timely complied with by the Transferee (or by any depository), the obligation of the Transferee to pay such amount to the Transferor shall be deemed fulfilled to the extent of such compliance and the Transferor (or its assignees or successors) shall be deemed to have received payment of such amount to the extent of such compliance.

(b)           It is understood that the Transferor shall transfer the Transferred Assets pursuant to Clause 2.3(a)(i) simultaneously against receipt of the Initial Installment pursuant to Clause 2.3(a)(ii) above. Once Closing has occurred, the Transferee shall have acquired title to the Transferred Assets, and shall continue to possess such Transferred Assets as its owner.

Clause 2.4             Early Termination.

If for any reason the payment of the Initial Installment is not received in full in the Bank Account in accordance with the provisions of Clause 2.3(a)(ii)(A), on or before the Scheduled Closing Date, the Scheduled Closing Date and, consequently, the date of performance of the Parties’ obligations under Clause 2.3 of this Contract, shall be postponed for up to five (5) business days (such period referred to herein as the “Extended Closing Period”). In this case, (i) if the Initial Installment is received in accordance with the provisions of Clause 2.3(a)(ii)(A), on or before the expiration of the Extended Closing Period, and the other obligations of the Parties set forth in Clause 2.3 hereof have been performed in their entirety on or before the expiration of the Extended Closing Period (the actual date of any such performance being the “New Closing Date”), the receipt of such Initial Installment and the performance of such closing obligations shall generate the same obligations and effects as those contemplated in this Contract as of the New Closing Date, and (ii) if for any reason the Initial Installment is not paid in full on or before expiration of the Extended Closing Period, (a) unless the Transferor expressly agrees to waive this provision as provided in subclause (b) of this Clause 2.4, this Contract and the Agreement shall be terminated ab initio with no effect whatsoever effective immediately as of the date of notification from the Transferor of the failure to pay the Initial Installment in full, in which case the Parties and their respective Affiliates shall have the same rights, actions, claims and defenses to which they were entitled prior to the date of execution of this Contract and the Agreement, including those with respect to the Business of the Transferor, the Transferred Assets, their nationalization, the Services Contracts, or any other related matters, without the terms of this Contract or the Agreement (or any corporate restructuring after the date of this Contract by the Transferor or any of the Related Parties of the Transferor or the Related Parties of the Republic) limiting or conditioning in any manner such rights, actions, claims and defenses of the Parties and their respective Affiliates; and any portion of the Initial Installment transferred by the Transferee for the purposes contemplated in Clause 2 of this Contract shall be returned immediately to the Transferee by the Transferor, it being understood that the obligation to immediately return any such portion of the Initial Installment (as well as the confidentiality obligations set forth in Clause 6.6) shall survive any termination of this Contract and the Agreement pursuant to this Clause 2.4, or (b) the Transferor shall have the right to waive the termination provision set forth in subclause (a) above, in which case any partial payment of the Initial Installment shall be deemed to have been made in full for all purposes under this Contract (without prejudice to the right of the Transferor to receive the unpaid balance of the Initial Installment as provided below in this Clause 2.4), in which case this Contract and the Agreement shall remain in effect and all parties shall remain bound by the terms and conditions of this Contract and the Agreement. If the Transferor elects to exercise its right as provided in subclause (b) above, the difference between the full amount of the Initial Installment and the amount received by the Transferor in the Bank Account in respect of the Initial Installment as of the expiration of the Extended Closing Period shall be paid by the Transferee in accordance with the provisions of Clause 2.3(a)(ii)(A), no later than on the date on which the first Quarterly Installment is due, and failure to pay any such amount in full on or before such date shall automatically constitute an Event of Default.

Clause 2.5             No Litigation and Waiver of Claims.

(a)           The Transferor, at the moment of Closing, agrees, acknowledges and accepts that neither the Republic nor the Related Parties of the Republic shall have any obligation, charge or liability whatsoever with respect to any creditor of the Transferor in connection with rights or claims of such creditor of the Transferor against the Transferor or its successors or related to the Business of the Transferor or the Transferred Assets.

(b)           The Parties agree, acknowledge and accept that, from the moment of Closing and while no Event of Default has occurred, the Transferor and the Related Parties of the Transferor, on the one hand, and the Republic and the Related Parties of the Republic, on the other hand, shall not assert or exercise any rights or initiate, restart or pursue any claims or suits of any nature whatsoever (whether asserted or unasserted, known or unknown) that such parties have or may have against each other with respect to the Business of the Transferor, the Transferred Assets, their nationalization, the Services Contracts, or any other related matters, including, without limitation, any claims made in the Arbitration; except for any claims that the Transferor, any of the Related Parties of the Transferor, the Republic or any of the Related Parties of the Republic may have for breaches of any provisions of this Contract or the Agreement.

(c)           Without prejudice to Clauses 2.5(a) and 2.5(b) above, until the time of receipt of the full payment of the Compensation in the Bank Account, the execution of this Contract, the Agreement and the letters referred to in Clause 2.3(a)(i)(B)(1) shall not affect any right, action or defense whatsoever that the Transferor or any Related Party of the Transferor, on the one hand, or that the Republic or any Related Party of the Republic, on the other, would have had in connection with the matters mentioned in Clause 2.5(b) above (including the claims made in the Arbitration) had this Contract not been executed, except for each and all claims of any nature related to the Invoices for Services, subject to receipt of the Initial Installment in the Bank Account and in accordance with the provisions of Clause 2.2(C).

(d) If after Closing any Quarterly Installment is not paid on the date and in the terms set forth in Schedule III of this Contract (an “Omitted Payment”), the Transferor shall promptly notify such breach to the Transferee and each of the parties that should receive a copy thereof pursuant to Clause 6.2 of this Contract. If after the expiration of a sixty (60) Day-period from the date on which the Omitted Payment was due, the Transferor has not received in the Bank Account said Omitted Payment and the corresponding default charges, the Transferor shall promptly deliver a second notice of breach to the Transferee and each of the parties that should receive a copy pursuant to Clause 6.2 of this Contract. If five (5) Days after the payment date corresponding to the Quarterly Installment following the Omitted Payment in accordance with Schedule III of this Contract (the “Next Installment”), the Transferor does not receive in the Bank Account the Omitted Payment and the corresponding default charges together with the Next Installment, the Transferee shall be in default of the terms hereof (an “Event of Default”). Upon occurrence of an Event of Default, payment of the full amount of the Unpaid Balance of the Compensation shall immediately and automatically become due and payable without the need for any additional notice or demand, and the Transferor and the Related Parties of the Transferor shall be entitled to:

(i) unilaterally resume the Arbitration at the point where it was suspended in accordance with Clause 2.2 of the Agreement (and this Clause 2.5), in which case the Transferor and the Related Parties of the Transferor shall be entitled to elect to (A) demand prompt payment of the Unpaid Balance of the Compensation, in which case, as provided in the Agreement, upon verification of the amount of such Unpaid Balance of the Compensation the Republic shall be obligated to pay the Unpaid Balance of the Compensation to the Bank Account (in the understanding that, in such case, (1) if the Republic pays the Unpaid Balance of the Compensation, such payment shall trigger the application of, and shall effect the releases provided in, paragraphs (e) and (f) of this Clause 2.5, as a result of which the Republic and the Related Parties of the Republic, as well as the Transferor and the Related Parties of the Transferor shall have the indemnity protections set forth in Clauses 2.6(a) and 2.6(c) of this Contract, and (2) if the Republic does not promptly pay the Unpaid Balance of the Compensation in full as set forth above, the Transferor and the Related Parties of the Transferor shall be entitled to pursue their claims as provided in subsection (B) of this Clause 2.5(d)(i)); or (B) continue to pursue their claims in the Arbitration, in which case the parties to the Arbitration shall be entitled to the same rights, actions, claims and defenses to which they were entitled prior to the date of execution of this Contract (except for each and all claims of any nature related to the Invoices for Services, subject to receipt of the Initial Installment in the Bank Account and in accordance with the provisions of Clause 2.2(C)), without the terms of this Contract or the Agreement (or any corporate restructuring after the date of this Contract by the Transferor or any of the Related Parties of the Transferor or the Related Parties of the Republic) placing any limits or conditions, in any way whatsoever, on such rights, actions, claims and defenses; and

(ii) exercise any other right or action that the Transferor or any Related Party of the Transferor would have had prior to the date of execution of this Contract regarding the claims relating to the Business of the Transferor, the Transferred Assets, their nationalization, the Services Contracts, or any other related matters (except for each and all claims of any nature related to the Invoices for Services, subject to receipt of the Initial Installment in the Bank Account and in accordance with the provisions of Clause 2.2(C)), in the understanding that, in that event, the Republic and the Related Parties of the Republic shall also have the same rights and defenses that they would have had prior to the date of execution of this Contract regarding the claims relating to the Business of the Transferor, the Transferred Assets, their nationalization, the Services Contracts, or any other related matters (except for each and all claims of any nature related to the Invoices for Services, subject to receipt of the Initial Installment in the Bank Account and in accordance with the provisions of Clause 2.2(C)).

Furthermore, should an Event of Default occur, (x) if the Transferor or any Related Party of the Transferor exercises any of the rights set forth in subclauses (i) and (ii) of this Clause 2.5(d), the Transferor shall notify such decision to the Republic and to the Ministry of the Popular Power of Petroleum and Mining, as well as to the Transferee and to each of the parties which should receive a copy of such notice as set forth in Clause 6.2 herein simultaneously with the notification to ICSID pursuant to Clause 2.2 of the Agreement, and in case the Transferee does not pay or cause the Unpaid Balance of the Compensation to be paid in accordance with subclause (y) below, the amounts received by the Transferor in the Bank Account under this Contract shall be deducted in the determination of any compensation that is to be paid to the Transferor or any Related Party of the Transferor by the Republic or by any Related Party of the Republic, provided that (a) such amounts had not already been credited to the Republic or to any Related Party of the Republic, and (b) the portion of the Initial Installment allocated to the payment of Invoices for Services pursuant to Clause 2.2 above may be deducted only from the portion of any compensation (if any) clearly and unmistakably granted for the Invoices for Services, in the understanding that, for purposes of determining the amount of the Initial Installment allocated to the payment of Invoices for Services, Invoices for Services denominated in Bolivars shall be valued in United States dollars at the official exchange rate in effect as of the original payment due date of each Invoice for Services, and (y) without prejudice to the rights of the Transferor and of the Related Parties of the Transferor set forth in subclauses (i) and (ii) of this Clause 2.5(d), for a term ending sixty (60) Days after the occurrence of the Event of Default, the Transferee shall be entitled to pay or cause to pay the Unpaid Balance of the Compensation to the Bank Account, in the understanding that, in case the Transferee exercises such right and pays the Unpaid Balance of the Compensation within such 60-Day period as provided above, such payment shall trigger the application of, and shall effect the releases provided in, paragraphs (e) and (f) of this Clause 2.5, as a result of which the Republic and the Related Parties of the Republic, as well as the Transferor and the Related Parties of the Transferor shall have the indemnity protections set forth in Clauses 2.6(a) and 2.6(c) of this Contract.

For purposes of any resumption of the Arbitration, the Parties acknowledge and agree that (A) the transactions contemplated in this Contract and in the Agreement are transactions concerning an investment and any claim with regards to the Unpaid Balance of the Compensation or to the Transferor’s and/or the Related Parties of the Transferors’ investments in the Republic would constitute a legal dispute arising directly from an investment; (B) any corporate restructuring after the date of this Contract by the Transferor or any of the Related Parties of the Transferor or the Related Parties of the Republic, shall not give rise to any claim or objection by the Transferor or any of the Related Parties of the Transferor or by the Republic or any of the Related Parties of the Republic; and (C) in case any arbitrator is replaced after the date of this Contract and the

Transferor and the Related Parties of the Transferor elect to exercise the right set forth in Clause 2.5(d)(i)(B) above, the new arbitrator (and the remaining members of the arbitral tribunal) shall continue with the arbitral proceeding on the basis of the file existing as of the moment of the suspension, without holding a new hearing or repeating any other procedural step previously performed. It is understood that any failure of the Transferor to deliver the notices as required by this Clause 2.5(d) shall not relieve the Transferee of its obligation to pay the Compensation in the time and manner provided in this Contract, nor will such failure deprive the Transferor of its right to declare an Event of Default and exercise its rights hereunder.

For the avoidance of doubt, it is also understood that (1) the payment by the Republic or any Related Party of the Republic to the Transferor or any Related Party of the Transferor of the full amount of any compensation awarded in any proceeding started or restarted by the Transferor or any Related Party of the Transferor as provided in subclauses (i)(A) or (i)(B) of this Clause 2.5(d), or the payment set forth in subclause (y) above made by the Republic or any Related Party of the Republic to the Bank Account, shall cancel and render without effect any obligation of the Transferee to pay the Unpaid Balance of the Compensation hereunder; and (2) the payment by the Republic or any Related Party of the Republic to the Transferor or any Related Party of the Transferor of any compensation amount awarded in any proceeding started or restarted by the Transferor or any Related Party of the Transferor as provided in subclause (ii) of this Clause 2.5(d) shall offset and cancel a portion of the Unpaid Balance of the Compensation equal to the amount of said compensation paid by the Republic or any Related Party of the Republic.

(e) Effective upon receipt of the full payment of the Compensation by the Transferor in the Bank Account in accordance with the terms of this Contract and of the Agreement (whether as a result of the payment on or after the respective due dates of the installments set forth in Clause 2.2 of this Contract if no Event of Default occurs, or if an Event of Default occurs, as a result of the payment of the Unpaid Balance of the Compensation pursuant to Clauses 2.5(d)(i)(A) or 2.5(d)(y) hereof, as applicable) and simultaneously with the waiver of claims provided below in subsection (f) of this Clause 2.5, the Transferor:

(i) waives, irrevocably and without the need for any further act or instrument, (A) each and every one of the claims of any nature that it has or may have against the Republic or any Related Party of the Republic with respect to the Business of the Transferor, the Transferred Assets, their nationalization, the Services Contracts, or any other related matters, including, without limitation, the claims made in the Arbitration, and (B) each and every one of the claims that it has or may have for breaches by the Transferee of its obligations, representations or warranties under this Contract, except for any claims based on the indemnity obligations set forth in paragraph (c) of Clause 2.6 of this Contract; and

(ii) agrees to promptly and definitively terminate the Arbitration.

(f) Effective simultaneously with the waiver of claims provided above in subsection (e) of this Clause 2.5, the Transferee waives, irrevocably and without the need for any further act or instrument, (A) each and every one of the claims of any nature that it has or may have against the Transferor or any Related Party of the Transferor with respect to the Business of the Transferor, the Transferred Assets, their nationalization, the Services Contracts, or any other related matters, including, without limitation, the claims made in the Arbitration, and (B) each and every one of the claims that it has or may have for breaches by the Transferor of its obligations, representations and warranties under in this Contract, except for any claims based on the indemnity obligations set forth in paragraph (a) of Clause 2.6 of this Contract.

Clause 2.6             Indemnity Obligations.

(a) The Transferor agrees to indemnify and hold the Republic and each Related Party of the Republic free from any liability for all losses, damages, liabilities or claims of any kind incurred or suffered by the Republic or said Related Party of the Republic, to the extent that they arise from or are related to any claim or legal, arbitral, administrative or other proceeding filed by the Transferor or any Related Party of the Transferor that relates to the matters referred to in Clause 2.5(e)(i)(A) of this Contract and in the letters attached as Schedules IV and VII hereof, provided that (x) such claims or legal, arbitral, administrative or other proceedings are filed after Closing and while no Event of Default has occurred or, (y) if filed before the date of execution of this Contract or before Closing, have been maintained in contradiction with the warranty of inexistence of pending suits, legal, arbitral, administrative or other proceedings, granted by the Transferor in Clause 3.3 of this Contract. Prior to the occurrence of an Event of Default or to the expiration of the 60-Day period set forth in Clause 2.5(d)(y) if an Event of Default has occurred, or at any time upon the release of all claims pursuant to Clauses 2.5(e) and (f) of this Contract, the Transferor shall immediately reimburse the Republic or the affected Related Parties of the Republic, where appropriate, any amount that the Transferor or any Related Party of the Transferor receives at any time in excess of the Compensation (whether or not such amount in excess has been claimed), together with all the losses, damages and liabilities of any nature which the Republic or any Related Party of the Republic has incurred or suffered in connection with claims, suits or any other legal, arbitral or administrative proceedings related to the collection or reimbursement of any amount in excess of the amount of the Compensation.

(b) The Transferor agrees to indemnify and hold the Republic and each Related Party of the Republic free from any liability for all losses, damages, liabilities or claims of any kind incurred or suffered by the Republic or said Related Party of the Republic, to the extent that they arise from or are related to any claim or legal, arbitral, administrative or other proceeding that has been filed by any creditor of the Transferor that is not the Republic or a Related Party of the Republic, in connection with rights or claims of such creditor of the Transferor against the Transferor or its successors or related to the Business of the Transferor or the Transferred Assets.

(c) The Transferee agrees to indemnify and hold free from any liability against, and to immediately reimburse the Transferor and each Related Party of the Transferor for all losses, damages, liabilities or claims of any kind incurred or suffered by the Transferor or said Related Party of the Transferor, to the extent that they arise from or are related to any claim or legal, arbitral, administrative or other proceeding that is filed or maintained by the Republic or by any Related Party of the Republic that relates to the matters referred to in Clause 2.5(f)(A) of this Contract either (i) after Closing and while no Event of Default has occurred, or (ii) at any time upon the release of all claims pursuant to Clauses 2.5(e) and (f) of this Contract.

(d) Notwithstanding any provision contained in this Contract or in the Agreement to the contrary, it is understood by the Parties that except with respect to the claims, rights, actions and defenses regarding the Business of the Transferor, the Transferred Assets, their nationalization, the Services Contracts, or any other related matters, nothing in this Contract shall have any effect whatsoever on any other claims, rights, actions and defenses (whether asserted or unasserted, known or unknown) that the parties to the WilPro Arbitration or any of their respective affiliates may have against any of the other parties to the WilPro Arbitration or any of their respective affiliates, including, without limitation, the Republic, the Related Parties of the Republic, the Transferor and the Related Parties of the Transferor, and the terms of this Contract or the Agreement shall not place any limits or conditions, in any way whatsoever, on such unaffected claims, rights, actions and defenses.

CLAUSE 3
REPRESENTATIONS AND WARRANTIES OF THE TRANSFEROR

The Transferor represents and warrants to the Transferee that the following representations and warranties are true and correct on the date of this Contract and true and correct on the Closing Date:

Clause 3.1                                      Incorporation and Authority; No Conflicts.

The Transferor is a company duly incorporated and existing according to the laws of the Republic, and has all the corporate power and corporate authority necessary to enter into this Contract, perform its obligations hereunder and carry out the transfer of the Transferred Assets. This Contract is a valid and binding legal obligation on the Transferor and enforceable against it in accordance with its terms. No third-party consent is required for the execution and performance of this Contract. The execution and performance of this Contract by the Transferor (a) do not constitute a violation or breach whatsoever of (i) any organizational document of the Transferor, or (ii) to the knowledge of the Transferor, the laws to which the Transferor or the Transferred Assets are subject, and (b) shall not result in the imposition of any lien on the Transferred Assets.

Clause 3.2                                      Title to the Assets; No Liens.

As of May 7, 2009, the Transferor was the only and exclusive owner of all the Transferred Assets, free of all lien or ownership limitation. Except with respect to the takeover of the Transferred Assets by the Republic, and the execution of minutes or other documents in connection therewith, the Transferor has not entered into any agreement, has not issued any document and has not carried out any actions that affect or may affect, even after the consummation of the transfer of the Transferred Assets at Closing, the exclusive title to the Transferred Assets or the absence of liens on them referred to in the preceding sentence.

Clause 3.3                                      Lawsuits and Proceedings.

As of May 7, 2009, to the knowledge of the Transferor, there were no material lawsuits, whether civil, criminal, administrative or regulatory, and no material arbitral proceedings or alternative dispute resolution or similar material proceedings, and no investigations, suits, actions or claims, whether pending or announced, that materially and adversely affected or would be reasonably expected to materially and adversely affect the Transferred Assets.

Clause 3.4                                      Liability for Employment Claims.

Except for approximately twenty-five (25) cases pertaining to ex-employees who have commenced and maintain judicial claims demanding payment of amounts greater than those offered, the Transferor’s employment relationship with all of its ex-employees was terminated as of June 4, 2009 and Transferor has made the payments required by law in connection with such employment relationships and terminations. Transferor commits to pay the amounts required to be paid to those ex-employees who have pending employment claims pursuant to corresponding settlement agreements negotiated and executed by the Transferor with any of such ex-employees, and/or final and unappealable judicial decisions resolving the pending employment claims of such ex-employees.

Clause 3.5                                      Solvency.

The Transferor is not subject to any bankruptcy, insolvency or similar proceeding under any applicable law, no resolution for the reorganization or liquidation of the Transferor has been ordered or issued, no request for the reorganization or liquidation of the Transferor has been presented, and no meeting for the reorganization or liquidation of the Transferor has been called, in any jurisdiction; and to the knowledge of the Transferor, none of such proceedings, resolutions, requests or meetings are planned or imminent, as the case may be.

Clause 3.6                                      Inexistence of Certain Transactions.

The Transferor has not been a party to (i) any transaction that may be revoked, cancelled, annulled or affected in whole or in part in any insolvency proceeding of the Transferor as a result of possible fraud or prejudice to creditors or for any other reason under any applicable law; or to (ii) any transaction pursuant to which or as a result of which any part of the Transferred Assets may or must be transferred to another person, or any right of compensation or payment which may result in any claim to the Transferee is granted to another person, under any applicable law.

Clause 3.7                                      No Pending Proceedings with Respect to the Business of the Transferor and the Transferred Assets.

Except for the Arbitration and the judicial proceedings described in Clause 3.4 hereof, there is no other suit, legal, arbitral, administrative or other proceeding related to the claims described in Clause 2.5(b) (that is, claims with respect to the Business of the Transferor, the Transferred Assets, their nationalization, the Services Contracts, or any other related matters) that has been filed or maintained by the Transferor or any Related Party of the Transferor.

Clause 3.8                                      No Other Shareholders of the Transferor.

Except for Universal, Exterran, Universal Compression International, Inc., Exterran Holdings, Inc., Exterran General Holdings LLC, Enterra Compression Investment Company and Exterran Holding Company NL B.V., there are no other direct or indirect shareholders (or any third parties with the right to acquire or to exercise any right with respect to shares) of the Transferor which are, in turn direct or indirect affiliates of the ultimate shareholders of the Transferor, and there are no subsidiaries or other entities directly or indirectly controlled by the ultimate shareholders of the Transferor that are holders or possess shares or voting or controlling rights of the shares of the Transferor.

Clause 3.9                                      No Creditors of the Transferor.

There are no creditors of the Transferor that have or may have any right or claim in connection with the Business of the Transferor, the Transferred Assets, their nationalization, the Services Contracts, or any other related matters.

Clause 3.10                               No Subsidiaries of the Transferor.

Except for its wholly-owned subsidiary Servi-Compresores, C.A., the Transferor has no other subsidiary of any kind, whether directly or indirectly owned, nor any type of right in any third party equity interest.

Clause 3.11                               No Other Debts for Services.

Except for the Invoices for Services which correspond to services rendered under the Services Contracts prior to June 4, 2009, and for any credit or collection rights for services rendered by Exterran, Exterran Water Solutions ULC and/or Servi-Compresores, C.A. after June 4, 2009 to the Transferee or any Related Party of the Republic, if any, neither the Transferor nor any Related Party of the Transferor has any other credit or collection right for services rendered, whether invoiced or not, vis-à-vis the Transferee or any Related Party of the Republic.

CLAUSE 4
REPRESENTATIONS AND WARRANTIES OF THE TRANSFEREE

The Transferee represents and warrants to the Transferor that the following representations and warranties are true and correct on the date of this Contract and shall be true and correct on the Closing Date. The Transferee is a company duly incorporated and existing according to the laws of the Republic and has the corporate powers and authority sufficient to enter into this Contract, perform its obligations hereunder, and acquire the ownership of the Transferred Assets as agreed.  This Contract is a valid and binding legal obligation on the Transferee and enforceable against the Transferee in accordance with its terms. The execution and performance of this Contract has been duly and validly authorized by all the necessary bodies. The execution and performance of this Contract and the consummation of the acquisition of the Transferred Assets by the Transferee (i) do not constitute any violation or breach, nor shall give rise to the termination or any anticipated requirement of obligation whatsoever with respect to any organizational document of the Transferee, and (ii) have been validly and duly authorized by all necessary corporate and administrative bodies.  This Contract has been duly and validly executed by the Transferee pursuant to Venezuelan law and constitutes a valid and binding legal obligation of the Transferee, enforceable against it in accordance with its terms.

CLAUSE 5
INDEMNIFICATION

Clause 5.1                                      Obligation to Indemnify.

If one of the Parties or any of its Affiliates incurs any losses, damages or liabilities of any nature (i) as a result of the inaccuracy of any representation or warranty granted by the other Party in this Contract, during a period of one (1) year from the Closing Date (or of two (2) years from the Closing Date in the case of the representations and warranties set forth in Clauses 3.1, 3.2, 3.4 or 4 of this Contract), or (ii) as a result of the breach of any obligation of the other Party in this Contract, the Party granting the inaccurate representation or warranty or breaching such Party’s obligation hereunder must indemnify and maintain free from liability before third parties the Party and the Affiliates of such Party that have incurred in such losses, damages or liabilities. Notwithstanding the foregoing to the contrary, (a) in no event shall the total amount of any claims by the Republic or any Related Party of the Republic for breaches of any provisions of this Contract or the Agreement exceed at any time the amounts received in the Bank Account pursuant to this Contract and the Agreement (except for any claims made pursuant to Clause 2.6(a) hereof, which claims shall not be subject to such limit); and (b) in no event shall the total amount of any claims by the Transferor or any Related Party of the

Transferor for breaches of any provisions of this Contract or the Agreement exceed at any time while an Event of Default has not occurred, the Unpaid Balance of the Compensation (except for any claims made pursuant to Clause 2.6(c) hereof, which claims shall not be subject to such limit). In case an event giving either Party and/or any of their respective related parties (individually, an “Indemnified Party”) the right to indemnification pursuant to Clauses 2.6(a) and (c) of this Contract or to this Clause 5.1 takes place, such Indemnified Party shall give prompt written notice to the Party liable for such indemnification obligations (the “Indemnifying Party”) of the event in question and of the amount in dollars of the United States of America that such Indemnified Party is entitled to receive as indemnification. Upon determination of the indemnification to which an Indemnified Party shall be entitled, the Indemnifying Party shall have a period of thirty (30) Days from the date on which the indemnification was determined in order to pay such indemnification to the Indemnified Party by electronic wire transfer to the bank account that such Indemnified Party shall have previously notified in writing to the Indemnifying Party, and if the indemnification is not paid in full on or before the expiration of such period of thirty (30) Days, any unpaid balance of such indemnification amount shall accrue interest at an annual rate of seven percent (7%) until payment is received by the Indemnified Party.

Clause 5.2                                      Exclusion of Indirect Damages.

Notwithstanding anything to the contrary in this Contract, no Party shall be liable under this Contract for any indirect, incidental, special, punitive or exemplary damages, including, but not limited to, any lost profits, suffered or incurred by any other Party, any Related Party of the Transferor, the Republic or any Related Party of the Republic, as the case may be; provided, however, that the foregoing limitation shall not apply to the extent that the Transferor, any of the Related Parties of the Transferor, the Republic or any of the Related Parties of the Republic is required to pay such damages to a third party in connection with a matter for which the Transferor, any of the Related Parties of the Transferor, the Republic or any of the Related Parties of the Republic is entitled to indemnification hereunder.

CLAUSE 6
GENERAL PROVISIONS

Clause 6.1                                      Fees and Expenses.

Each Party incurring fees or expenses relating to the preparation, negotiation, drafting or execution of this Contract shall pay and bear them, whether or not the transfer of the Transferred Assets is consummated and the Transferee shall not cover the fees or expenses of the Transferor, nor shall the Transferor cover the fees or expenses of the Transferee.

Clause 6.2                                      Notices.

All notices and other communications to be delivered in connection with this Contract shall be in writing, sent by express courier requiring an acknowledgement of receipt of delivery, and shall be effective when received by the recipient at the addresses indicated below:

If to the Transferee:	PDVSA GAS, S.A.
Av. Libertador c/C El Empalme,
Edificio PDVSA, Torre Este, Piso 12, La Campiña
Caracas, República Bolivariana de Venezuela
Attention: Orlando Chacín Castellano, Presidente

With copies to:	Petróleos de Venezuela, S.A. — Vicepresidencia de Exploración y Producción
Urbanización La Campiña
Edificio PDVSA La Campiña, Torre Este, Piso 10
Caracas, República Bolivariana de Venezuela
Attention: Eulogio del Pino

Petróleos de Venezuela, S.A. — Consultoría Jurídica
Urbanización La Campiña
Edificio PDVSA La Campiña, Torre Este, Piso 10
Caracas, República Bolivariana de Venezuela
Attention: Consultor Jurídico

Petróleos de Venezuela, S.A. — Dirección de Finanzas

Urbanización La Campiña
Edificio PDVSA La Campiña, Torre Este, Piso 8
Caracas, República Bolivariana de Venezuela
Attention: Director Ejecutivo de Finanzas

Ministerio del Poder Popular de Petróleo y Minería — Consultoría Jurídica
Edificio PDVSA La Campiña, Torre Oeste, Piso 12
Caracas, República Bolivariana de Venezuela
Attention: Consultor Jurídico

República Bolivariana de Venezuela
Procuraduría General de la República
Av. Paseo Los Próceres, cruce con calle Francisco Lazo Martí,
Edificio Sede Procuraduría General de la República, Urbanización Santa Mónica,
Caracas, República Bolivariana de Venezuela
Attention: Dra. Cilia Flores

If to the Transferor:	Exterran Venezuela, C.A.
Av. Los Próceres, Sector Tipuro,
Centro Comercial Palma Real, piso 1, oficina P-28
Maturín, Estado Monagas, CP 6201
República Bolivariana de Venezuela
Attention: General Manager

With copies to:	Universal Compression International Holdings, S.L.U.
Av. de Aragón, Número 330
Parque Empresarial Las Mercedes
Edificio 5, Planta 3, 28022
Madrid, España
Attention: General Manager

Exterran Energy Solutions, L.P.
16666 Northchase Drive
Houston, Texas 77060
United States of America

Attention: General Counsel

Clause 6.3                                      Entire Contract.

Without prejudice to (i) the validity and effectiveness of the terms of the Agreement and (ii) any rights, actions, claims and defenses that the Transferor, any of the Related Parties of the Transferor, the Republic or any of the Related Parties of the Republic may have with respect to the Business of the Transferor, the Transferred Assets, their nationalization, the Services Contracts, or any other related matters (all of which rights, actions, claims and defenses shall be subject to the provisions of Clause 2.5 hereof), this Contract constitutes the entire agreement of the Parties in connection with the matters set forth herein and supersedes any other prior understanding, agreement, or memorandum of understanding between the Parties (or between any Party and one or more Affiliates of the other Party, or between Affiliates of both Parties) in connection with the subject matter hereof. All of the Schedules hereto are an integral part of this Contract.

Clause 6.4                                      No Third Party Beneficiaries.

Except for the obligations relating to the Arbitration, the waivers of claims set forth in Clauses 2.5(e) and 2.5(f) of this Contract, the payment of the Invoices for Services and the waivers of claims pursuant to the Services Contracts as set forth in Clauses 2.2 and 2.3 of this Contract, and the obligations to indemnify contemplated in Clauses 2.6 and 5.1 of this Contract, none of the provisions of this Contract, neither expressly nor implicitly, confers or has the purpose of conferring any right or obligation whatsoever to persons other than the Parties.

Clause 6.5                                      Applicable Law.

The interpretation, validity and performance of this Contract shall be governed by the laws of the Republic.

Clause 6.6                                      Confidentiality.

The provisions of this Contract, including its Schedules, are confidential but may be disclosed by a Party or its Affiliates (i) in a legal proceeding unrelated to the WilPro Arbitration, having requested confidential treatment as may be allowed by the court or tribunal in question, or (ii) as required by the laws or stock exchange regulations applicable to any of the Parties or their Affiliates.

IN WITNESS WHEREOF, the Parties execute this Contract through their respective representatives duly authorized on the date set forth in the heading.

/s/ Donald C. Wayne	/s/ Orlando Chacin Castellano
EXTERRAN VENEZUELA, C.A.	PDVSA GAS, S.A.

Index of Schedules

Schedule I	Confirmation of Closing

Schedule II	Transferred Assets Listing

Schedule III	Schedule of Payment of the Quarterly Installments

Schedule IV	Form of letter from Servi-Compresores, C.A. and the indirect shareholders of the Transferor who are not parties to the Agreement

Schedule V	Form of Parent Company Guarantee

Schedule VI	Invoices for Services

Schedule VII	Forms of letters to the Transferee and the Contracting Parties

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